Press Release

Fitch Upgrades Indosat Ratings to ‘BBB’; Assigns ‘AAA(idn)’ National Ratings

Jakarta, April 30, 2012 – PT Indosat Tbk (“Indosat”) announced today that Fitch Ratings has upgraded Long-Term Foreign- and Local-Currency Issuer Default Ratings (IDR) and Foreign Currency senior unsecured rating to ‘BBB’ from ‘BBB-‘. The Outlook is Stable. At the same time, the agency has assigned Indosat a National Long-Term Rating of ‘AAA(idn)’ and ‘AAA(idn)’ ratings to the proposed bond and sukuk ijarah with maximum issuance of IDR2.5trn and IDR500bn respectively.

The upgrade reflects the improvement in Indosat's credit profile and Fitch’s expectations that funds flow from operations will be boosted by the sale of 2,500 towers to PT Tower Bersama Infrastructure Tbk and continued positive free cash flow (FCF).

Indosat's credit profile continues to reflect its position as Indonesia's second-largest cellular operator by both subscriber market share and revenue market share among the top-five largest telcos, which Fitch believes that the top companies in the Indonesian telco market will continue to benefit from margins which are among the highest in the Asia Pacific region. Low single-digit broadband penetration also provides the potential revenue growth from data, although cannibalisation of high-margin SMS is a risk.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

http://www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends